UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            PORTALTOCHINA.COM, INC.
                                (Name of Issuer)

                   Common stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                  736188 10 3
                                 (CUSIP Number)

                          Laughlin International, Inc.
                            2533 North Carson Street
                              Carson City, Nevada
                            Telephone (775) 841-7018
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 18, 2008
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No.  736188 10 3

1.     Names of Reporting Persons                                  Gisela Mills

2.     Check the appropriate box if a member of a group               (a)  [   ]
                                                                      (b)  [   ]

3.     SEC use only

4.     Source of funds*                                                       PF

5.     Check box if disclosure of legal proceedings is required pursuant to
items 2(d) or 2(e)                                                           [ ]

6.     Citizenship or place of organization                             Canadian

Number of shares beneficially owned by each reporting person with:

     7.     Sole voting power                                          3,014,000

     8.     Shared voting power                                              nil

     9.     Sole dispositive power                                     3,014,000

     10.     Shared dispositive power                                        nil

11.     Aggregate amount beneficially owned by each reporting person   3,014,000

12.     Check box if the aggregate amount in row 11 excludes certain shares[   ]

13.     Percent of class represented by amount in row 11                37.6%(1)

14.     Type of reporting person*                                             IN

(1) Such percentage is based on Gisela Mills' ownership of 3,014,000 shares of the common stock of the Issuer, and is calculated on the basis of 8,000,000 issued and outstanding shares of the Issuer's common stock. The Issuer had 8,000,000 shares outstanding on November 30, 2007, as the Issuer reported on a Quarterly Report on Form 10-QSB filed with the Commission on January 14, 2008.


ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Portaltochina.com, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal office is 18/F Shanghai Oriental Centre, 699 Nanjing West Road, 200041 Shanghai, China. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").

By Securities Purchase Agreement dated February 18, 2008, between Paul Fong and Gisela Mills, pursuant to which 3,000,000 (or 37.5%) of the then outstanding 8,000,000 common shares of the Issuer were purchased by Ms. Mills (the "Agreement").

The shares acquired by Ms. Mills under the Agreement are in addition to 14,000 common shares of the Issuer that were purchased by Ms. Mills for cash consideration of $1,400 after the Issuer registered its common shares pursuant to section 12 of the Securities Exchange Act of 1934, as amended.

In the aggregate Ms. Mills owns 37.6% of the Issuer's issued and outstanding common shares.


ITEM 2.  IDENTITY AND BACKGROUND.

The name of the person filing this statement is Gisela Mills, a retired person, of Wanderweg 4, 88348 Bad Salgau, Germany.

During the past five years, Ms. Mills has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Ms. Mills has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Ms. Mills is a citizen of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase the outstanding shares pursuant to the Agreement was $25,000 paid from Ms. Mills' personal funds. Ms. Mills paid $1,400 from her personal funds as consideration for the 14,000 common shares issued to Ms. Mills after the Issuer registered its common shares pursuant to section 12 of the Securities Exchange Act of 1934.


ITEM 4.  PURPOSE OF TRANSACTION.

Gisela Mills has acquired 37.6% of the Issuer's issued and outstanding shares, resulting in a change of control of the Issuer. As of the date of this Schedule 13D, Ms. Mills has not yet completed her planning for the future business operations of the Issuer, which are anticipated to include a change of the Issuer's directors and management.

In connection with the change of control, the Issuer's Board of Directors has voted to amend its By-Laws to add the following Article thereto:
"Inapplicability of Certain Provisions of the Nevada Revised Statutes. The provisions of Sections 78.378 to 78.3793 of the Nevada Revised Statutes shall not apply to this Issuer, and are inapplicable to any acquisition of the securities hereof." This amendment to the Issuer's By-Laws shall have the effect of removing statutory impairment to future changes in control of the Issuer.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Ms. Mills is the beneficial owner of 3,014,00 common shares of the Issuer, representing 37.6% of all the issued and outstanding common shares of the Issuer, with the sole power to vote and dispose of (or direct the disposition) said shares. Such percentage is calculated on the basis of 8,000,000 issued and outstanding shares of the Issuer's common stock as of November 30, 2007, as disclosed on by the Issuer in a Quarterly Report on Form 10-QSB filed with the Commission on January 14, 2008.

This Schedule 13D relates to a transaction on February 18, 2008, in which Paul Fong, a controlling shareholder of the Issuer, entered into a Securities Purchase Agreement with Gisela Mills whereby Ms. Mills acquired 3,000,000 shares of the Issuer's common stock from Mr. Fong for total consideration of $25,000, ($0.0083 per share). The transaction was effected by payment in the form of bank draft on February 18, 2008.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Securities Purchase Agreement, as described in this Schedule 13D, Ms. Mills has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit     Description

99 Securities Purchase Agreement dated February 18, 2008, by and between Paul Fong and Gisela Mills.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2008




/s/ Gisela Mills
Gisela Mills


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).